Exhibit 4(d)(4)

Home Office: Cincinnati, Ohio

Fixed Administrative Office: P.O. Box 5420, Cincinnati, Ohio 45201-5420

Variable Administrative Office: P.O. Box 5423, Cincinnati, Ohio 45201-5423

LONG-TERM CARE WAIVER RIDER

The annuity contract is changed to add the following new provisions:

Long-Term Care Waiver

Upon your Written Request, we will waive any Surrender Charge that would otherwise apply under the annuity contract to a withdrawal, surrender, or annuitization if at the time of such withdrawal, surrender, or annuitization or within the immediately preceding ninety (90) days all of the following conditions are met:

1)	an Insured is confined to a Long-Term Care Facility or Hospital;

2)	the confinement is prescribed by a Physician and is Medically Necessary;

3)	the first day of the confinement was at least one (1) year after the effective date of the annuity contract; and

4)	the confinement has continued for a period of at least ninety (90) consecutive days.

You must provide us with proof of confinement that meets these conditions. The proof must be satisfactory to us. Your Written Request and satisfactory proof must be provided to us before the date of the withdrawal, surrender, or annuitization.

Definitions

Capitalized terms not defined in this rider have the same meaning as such terms are defined in the annuity contract. The following additional definitions apply to this rider:

Insured: An individual whose confinement is used to qualify for benefits under this rider. Each Owner or joint owner of the annuity contract who is a natural person is an Insured. If you or a joint owner is a non-natural person, then each Annuitant who is a natural person is an Insured. For this purpose, an individual acting as a trustee or plan sponsor is not treated as a natural person. No person may become an Insured after the date that the rider is issued.

Surrender Charge: A surrender charge, premature use charge, or contingent deferred sales charge that may apply to a withdrawal from or surrender or annuitization of the annuity contract. It does not include a proportional reduction in values or benefits. It does not include a market value adjustment.

Long-Term Care Facility: A Skilled Nursing Facility or an Intermediate Care Facility, other than a facility that:

1)	primarily treats drug addicts or alcoholics;

2)	is a home for the aged or mentally ill, a community living center, or primarily provides residential care or retirement care; or

3)	is owned or operated by the Owner, joint owner, or an Insured, or a Family Member of the Owner, joint owner, or an Insured.

Skilled Nursing Facility: A facility that meets all of the following requirements:

1)	it is located in the United States or its territories;

2)	it is licensed and operated as a Skilled Nursing Facility under the laws of the state or territory where it is located;

3)	it provides nursing services twenty-four (24) hours a day by, or under the supervision of, a registered graduate professional nurse (R.N.);

4)	it maintains a daily medical record of each patient; and

5)	it provides skilled nursing care under the supervision of a Physician.

Intermediate Care Facility: A facility that meets all of the following requirements:

1)	it is located in the United States or its territories;

2)	it is licensed and operated as an Intermediate Care Facility under the laws of the state or territory where it is located;

3)	it provides nursing services twenty-four (24) hours a day by, or under the supervision of, a registered graduate professional nurse (R.N.) or a licensed practical nurse (L.P.N.); and

4)	it maintains a daily medical record of each patient.

Hospital: A facility that meets all of the following requirements:

1)	it is located in the United States or its territories;

2)	it is licensed and operated as a hospital under the laws of the state or territory where it is located;

3)	it provides nursing services twenty-four (24) hours a day by, or under the supervision of, a registered graduate professional nurse (R.N.);

4)	it operates primarily for the care and treatment of sick and injured persons as inpatients for a charge;

5)	it maintains, or has access to, medical, diagnostic, and major surgical facilities; and

6)	it is supervised by a staff of Physicians.

Physician: A licensed medical doctor (M.D.) or a licensed doctor of osteopathy (D.O.) practicing within the scope of his or her license, other than the Owner, joint owner, or an Insured, a Family Member of the Owner, joint owner, or an Insured, or an employee, officer, director, owner, partner, or member of a non-natural Owner or joint owner.

Medically Necessary: Care that is:

1)	appropriate and consistent with the diagnosis of a Physician;

2)	in accord with accepted standards of practice; and

3)	could not be omitted without adversely affecting the condition of the Insured.

Family Member: A spouse, child, parent, grandparent, grandchild, sibling, or in-law.

Termination

This rider will terminate and have no value when one of the following occurs:

1)	you transfer or assign an interest in the annuity contract, unless to an Insured.

2)	the Surrender Charge period ends and no further Surrender Charge period will apply under the annuity contract;

3)	you surrender or annuitize the annuity contract; or

4)	a death benefit is payable under the annuity contract.

This rider is part of your annuity contract. It is not a separate contract. It changes your annuity contract only as and to the extent stated. In the case of conflict with other terms of the annuity contract, the terms of this rider shall control.

Signed for us at our office as of the date of issue.

MARK F. MUETHING SECRETARY	CHARLES R. SCHEPER PRESIDENT